BARNETT & LINN
ATTORNEYS AT LAW
23548 Calabasas Road, Suite 106 • Calabasas, CA 91302
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

August 18, 2017

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:      Sonia Gupta Barros, Assistant Director

Bryan Hough, Staff Attorney

Peter McPhun, Accountant

Eric McPhee, Accountant

Re:         Forge Innovation Development Corp. (“Registrant” and/or “Company”)

Amendment No. 3 to Registration Statement on Form S-1

Filed on May 26, 2017

File No. 333-218248

Gentlepersons:

The Registrant hereby files its Amendment No. 3 to Registration Statement on Form S-1 (“Amendment No. 3”). The Amendment No. 3 has been revised in accordance with the Commission’s comment letter dated August 16, 2017 (“Comment Letter”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 3 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Where You Can Find More Information

Reports to security holders, page 24

1.       In accordance with your comment we have deleted all references in the registration statement to the registrant’s ability to incorporate by reference.

Financial Statements and Exhibits

Statement of Operations, page F-13

2.       In response to your comment, the Deed of Trust does not represent an obligation of Chicago Title Company to the Company for the full amount of the Promissory Note. Therefore, we have amended the quarterly report on Form S-1 for the period ended March 31, 2017 to reflect your comment.

Statement of cash flows, unaudited, page F-14

3.       In accordance with your comment we have amended the quarterly report on Form S-1 for the period ended March 31, 2017.

Enclosed with this letter is a letter from the Chief Executive Officer of the Registrant acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in the filing.

We believe that we have responded to all your comments fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,
Barnett & Linn

/s/ William B. Barnett
William B. Barnett

WBB: scc

cc/ Mr. Liang, President

FORGE INNOVATION DEVELOPMENT CORP.

17700 Castleton Street, Suite 469

City of Industry, California 91748

Tele: (626) 361-1393

August 18, 2017

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:      Sonia Gupta Barros, Assitant Director

Bryan Hough, Staff Attorney

Peter McPhun, Accountant

Eric McPhee, Accountant

Re:         Forge Innovation Development Corp. (“Registrant” and/or “Company”)

Amendment No. 3 to Registration Statement on Form S-1

Filed on May 26, 2017

File No. 333-218248

Gentlepersons:

Please be advised that, on behalf of the Registrant, I hereby acknowledge the following:

•	Should the Securities and Exchange Commission (the “SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Patrick Liang
Patrick Liang, President